# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Patria Investments Ltd, CIK 0001825570
CUSIP: G69451105
Title of class of securities: Class A common shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 60 NEXUS WAY, 4TH FLOOR, Camana Bay, PO Box 757, Grand Cayman, Cayman Islands (E9), KY1-9006
Date of event which requires filing of this statement: 02/03/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002055657

## Reporting persons
- Endure Capital Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 2,960,876; sole dispositive power 0; shared dispositive power 2,960,876; aggregate amount beneficially owned 2,960,876 (4.8% of the class)
  Comment: The figures included above are based upon 61,887,584 Class A common shares, par value US$0.0001 per share ("Common Stock"), of Patria Investments Limited (the "Issuer"), outstanding as of January 27, 2025, as disclosed in the Issuer's Prospectus Supplement filed on January 30, 2025, by the Issuer with the U.S. Securities and Exchange Commission (the "Prospectus Supplement").
- Ryan Simes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 202,950; shared voting power 2,960,876; sole dispositive power 202,950; shared dispositive power 2,960,876; aggregate amount beneficially owned 3,163,826 (5.1% of the class)
  Comment: The figures included above are based upon 61,887,584 shares of Common Stock outstanding as of January 27, 2025, as disclosed in the Prospectus Supplement. The figures in Items 5, 7, and 9 include 98 shares of Common Stock held through two of the Reporting Person's IRA accounts.

## Item 1. Issuer
Name of issuer: Patria Investments Ltd
Address of issuer's principal executive offices: 60 Nexus Way, 4th floor, Camana Bay, PO Box 757 Grand Cayman, E9, KY1-9006

## Item 2. Person Filing
Name of person filing: This statement is filed by and on behalf of Ryan Simes (the "Reporting Person"). Enduring Alpha Fund, LP, a Delaware limited partnership ("Enduring Alpha Fund") is the record and direct beneficial owner of 2,960,876 shares of Common Stock of the Issuer covered by this statement. Endure Capital Management, LLC, a Texas limited liability company ("Endure Management") is the investment manager of, and may be deemed to beneficially own securities owned by, Enduring Alpha Fund. Mr. Simes is the sole member of, and may be deemed to beneficially own, securities beneficially owned by Endure Management. Mr. Simes is the record and direct beneficial owner of 202,950 shares of Common Stock of the Issuer covered by this statement. Endure Capital Management, LLC disclaims beneficial ownership of the 202,950 shares of Common Stock held directly by Mr. Simes.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 6500 River Pl Blvd Building 7, Suite 250, Austin, TX 78730.
Citizenship: See Item 4 on the cover page(s) hereto.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages(s) hereto.
Percent of class: See Item 11 on the cover page(s) hereto.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Endure Capital Management, LLC: /s/ Ryan Simes, Managing Member (02/10/2025)
- Ryan Simes: /s/ Ryan Simes, Ryan Simes (02/10/2025)